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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934

CNinsure Inc.

(Name of Issuer)

Ordinary Shares, $0.001 par value

(Title of Class of Securities)

G2352K 108**

(CUSIP Number)

Cathay Capital Holdings II, L.P.
c/o New China Capital Management, LP
Attn:  Ling Liu
One Dock Street
Stamford, CT 06902
(203) 328-1800

With a copy to:

George Y. Liu, Esq.
Boies, Schiller & Flexner LLP
575 Lexington Avenue, 7th Floor
New York, NY 10022
(212) 446-2300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 23, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depository shares (“ADSs”), evidenced by American Depository Receipts, each representing 20 ordinary shares of the Issuer. No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“the Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2352K 108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF PERSON Cathay Capital Holdings II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,449,860
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,449,860
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,449,8601
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%2
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1 Represented by ADSs, each representing 20 ordinary shares of the Issuer.

2 Based upon a total of 1,010,997,726 outstanding ordinary shares of the Issuer as of December 31, 2010, as reported in the Issuer’s annual report on Form 20-F/A dated June 3, 2011 (for the fiscal year ended December 31, 2010).

CUSIP No. G2352K 108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF PERSON. Cathay Master GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,449,860
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,449,860
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,449,8603
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%4
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

3 Represented by ADSs, each representing 20 ordinary shares of the Issuer.

4 Based upon a total of 1,010,997,726 outstanding ordinary shares of the Issuer as of December 31, 2010, as reported in the Issuer’s annual report on Form 20-F/A dated June 3, 2011 (for the fiscal year ended December 31, 2010).

CUSIP No. G2352K 108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF PERSON New China Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,449,860
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,449,860
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,449,8605
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%6
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

5 Represented by ADSs, each representing 20 ordinary shares of the Issuer.

6 Based upon a total of 1,010,997,726 outstanding ordinary shares of the Issuer as of December 31, 2010, as reported in the Issuer’s annual report on Form 20-F/A dated June 3, 2011 (for the fiscal year ended December 31, 2010).

CUSIP No. G2352K 108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF PERSON. NCCM, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,449,860
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,449,860
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,449,8607
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%8
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

7 Represented by ADSs, each representing 20 ordinary shares of the Issuer.

8 Based upon a total of 1,010,997,726 outstanding ordinary shares of the Issuer as of December 31, 2010, as reported in the Issuer’s annual report on Form 20-F/A dated June 3, 2011 (for the fiscal year ended December 31, 2010).

CUSIP No. G2352K 108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF PERSON. TAM China, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,449,860
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,449,860
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,449,8609
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%10
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

9 Represented by ADSs, each representing 20 ordinary shares of the Issuer.

10 Based upon a total of 1,010,997,726 outstanding ordinary shares of the Issuer as of December 31, 2010, as reported in the Issuer’s annual report on Form 20-F/A dated June 3, 2011 (for the fiscal year ended December 31, 2010).

CUSIP No. G2352K 108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF PERSON. The Cathay Investment Fund, Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 104,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 104,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,40011
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%12
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

11 Represented by ADSs, each representing 20 ordinary shares of the Issuer.

12 Based upon a total of 1,010,997,726 outstanding ordinary shares of the Issuer as of December 31, 2010, as reported in the Issuer’s annual report on Form 20-F/A dated June 3, 2011 (for the fiscal year ended December 31, 2010).

CUSIP No. G2352K 108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF PERSON. New China Investment Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 104,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 104,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,40013
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%14
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, CO

13 Represented by ADSs, each representing 20 ordinary shares of the Issuer.

14 Based upon a total of 1,010,997,726 outstanding ordinary shares of the Issuer as of December 31, 2010, as reported in the Issuer’s annual report on Form 20-F/A dated June 3, 2011 (for the fiscal year ended December 31, 2010).

CUSIP No. G2352K 108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF PERSON. Paloma International L.P. / 06-1539218
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,983,420
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,983,420
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,983,42015
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%16
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

15 Represented by ADSs, each representing 20 ordinary shares of the Issuer.

16 Based upon a total of 1,010,997,726 outstanding ordinary shares of the Issuer as of December 31, 2010, as reported in the Issuer’s annual report on Form 20-F/A dated June 3, 2011 (for the fiscal year ended December 31, 2010).

CUSIP No. G2352K 108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF PERSON. Paloma Partners LLC / 06-1111569
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,407,940
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,407,940
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,407,94017
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%18
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

17 Represented by ADSs, each representing 20 ordinary shares of the Issuer.

18 Based upon a total of 1,010,997,726 outstanding ordinary shares of the Issuer as of December 31, 2010, as reported in the Issuer’s annual report on Form 20-F/A dated June 3, 2011 (for the fiscal year ended December 31, 2010).

CUSIP No. G2352K 108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF PERSON. Paloma International Limited / Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,961,180
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,961,180
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,961,18019
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%20
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

19 Represented by ADSs, each representing 20 ordinary shares of the Issuer.

20 Based upon a total of 1,010,997,726 outstanding ordinary shares of the Issuer as of December 31, 2010, as reported in the Issuer’s annual report on Form 20-F/A dated June 3, 2011 (for the fiscal year ended December 31, 2010).

CUSIP No. G2352K 108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF PERSON. Paloma Partners Management Company / 13-3145891
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,352,540
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,352,540
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,352,54021
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%22
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

21 Represented by ADSs, each representing 20 ordinary shares of the Issuer.

22 Based upon a total of 1,010,997,726 outstanding ordinary shares of the Issuer as of December 31, 2010, as reported in the Issuer’s annual report on Form 20-F/A dated June 3, 2011 (for the fiscal year ended December 31, 2010).

CUSIP No. G2352K 108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF PERSON. Trust Asset Management, LLP/ 66-0595952
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,352,540
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,352,540
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,352,54023
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%24
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

23 Represented by ADSs, each representing 20 ordinary shares of the Issuer.

24 Based upon a total of 1,010,997,726 outstanding ordinary shares of the Issuer as of December 31, 2010, as reported in the Issuer’s annual report on Form 20-F/A dated June 3, 2011 (for the fiscal year ended December 31, 2010).

CUSIP No. G2352K 108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF PERSON S. Donald Sussman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,075,340
	8	SHARED VOTING POWER 58,906,800
	9	SOLE DISPOSITIVE POWER 26,075,340
	10	SHARED DISPOSITIVE POWER 58,906,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,982,14025
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%26
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

25 Represented by ADSs, each representing 20 ordinary shares of the Issuer.

26 Based upon a total of 1,010,997,726 outstanding ordinary shares of the Issuer as of December 31, 2010, as reported in the Issuer’s annual report on Form 20-F/A dated June 3, 2011 (for the fiscal year ended December 31, 2010).

CUSIP No. G2352 108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF PERSON Paul S. Wolansky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,716,740
	8	SHARED VOTING POWER 27,554,260
	9	SOLE DISPOSITIVE POWER 14,716,740
	10	SHARED DISPOSITIVE POWER 27,554,260
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,271,00027
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%28
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

27 Represented by ADSs, each representing 20 ordinary shares of the Issuer.

28 Based upon a total of 1,010,997,726 outstanding ordinary shares of the Issuer as of December 31, 2010, as reported in the Issuer’s annual report on Form 20-F/A dated June 3, 2011 (for the fiscal year ended December 31, 2010).

CUSIP No. G4161R 100
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF PERSON Hermann Leung
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF,OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,846,520
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,846,520
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,846,52029
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%30
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

29 Represented by ADSs, each representing 20 ordinary shares of the Issuer.

30 Based upon a total of 1,010,997,726 outstanding ordinary shares of the Issuer as of December 31, 2010, as reported in the Issuer’s annual report on Form 20-F/A dated June 3, 2011 (for the fiscal year ended December 31, 2010).

Item 1.	Security and the Issuer

This Amendment No.1 to Schedule 13D amends and supplements the Schedule 13D (the “Original Schedule 13D”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 29, 2011 with respect to the ordinary shares, par value $0.001 (the “Common Stock”) 1, of CNinsure Inc., a Cayman Islands exempted company (the “Issuer”).  The principal executive offices of the Issuer are located at 22/F, Yinhai Building, No. 299 Yanjiang Zhong Road, Guangzhou, Guangdong 510110, People’s Republic of China.

Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D.  Except as otherwise expressly provided herein, all Items of the Original Schedule 13D remain unchanged.

Item 3.	Source and Amount of Funds or other Consideration

Subparagraphs (i), (iii) and (viii) of Item 3 are hereby amended and restated as follows:

(i) The 27,449,860 shares of Common Stock (1,372,493 ADSs) held by Cathay Capital were acquired using working capital, capital contributed to Cathay Capital by its limited partners and margin loans.

(iii) Mr. Wolansky may be deemed to beneficially own the following Common Stock:

• 14,716,740 shares of Common Stock (735,837 ADSs) directly held by Mr. Wolansky, acquired by Mr. Wolansky’s direct purchase of the Common Stock in the open market, distributions in-kind of Common Stock by CIF to Mr. Wolansky (as described in Item 4 of the Terminating 13G Filing), and Mr. Wolansky’s direct purchase of the Common Stock from New China Management Corp. (“NCMC”) (as described in Item 4 of the Terminating 13G Filing), an entity which is the former investment manager for CIF and is 100% owned by Mr. Sussman.
• 27,449,860 shares of Common Stock (1,372,493 ADSs) directly held by Cathay Capital (Mr. Sussman and Mr. Wolansky are the owners and sole officers and directors of Cathay GP, the general partner of Cathay Capital, and the owners of New China, the investment manager for Cathay Capital, and therefore Mr. Wolansky may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock directly held by Cathay Capital).
• 104,400 shares of Common Stock (5,220 ADSs) directly held by CIF (Mr. Sussman and Mr. Wolansky each, directly and/or indirectly, own 50% of NCIM, the investment manager for CIF, and therefore Mr. Wolansky may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock directly held by CIF).

(viii) Mr. Sussman may be deemed to beneficially own the following Common Stock:

• 1,400,000 shares of Common Stock (70,000 ADSs) directly held by Mr. Sussman, acquired by Mr. Sussman’s direct purchase of the Common Stock in the open market, distributions in-kind of Common Stock by CIF to Mr. Sussman (as described in Item 4 of the Terminating 13G Filing), a transfer of Common Stock from the GRAT (as defined below) to Mr. Sussman and a distribution to Mr. Sussman by NCMC (as described in Item 4 of the Terminating 13G Filing), an entity which is the former investment manager for CIF and is 100% owned by Mr. Sussman.
•  20,382,920 shares of Common Stock (1,019,146 ADSs) held by a grantor retained annuity trust (the “GRAT”), of which Mr. Sussman is a co-trustee, acquired through transfers of Common Stock from Mr. Sussman to the GRAT (as co-trustee, pursuant to Section 13(d) of the Act and the rules thereunder, Mr. Sussman may be deemed to beneficially own all of the shares of Common Stock held by the GRAT);
• 4,292,420 shares of Common Stock (214,621 ADSs) held by Caremi Partners Ltd. (“Caremi”), of which Mr. Sussman is the sole shareholder (acquired by distributions in-kind of Common Stock by CIF to Caremi, as described in Item 4 of the Terminating 13G Filing).  Pursuant to Section 13(d) of the Act and the rules thereunder, because of his status as sole shareholder, Mr. Sussman may be deemed to beneficially own all of the Common Stock of the Issuer held by Caremi).
• 31,352,540 shares of Common Stock directly held collectively by PILP, Paloma Partners and Paloma Limited (based on the relationships described in Item 2(a) above, Mr. Sussman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock directly held by those entities).
• 27,449,860 shares of Common Stock (1,372,493 ADSs) directly held by Cathay Capital (Mr. Sussman and Mr. Wolansky are the owners and sole officers and directors of Cathay GP, the general partner of Cathay Capital, and the owners of New China, the investment manager for Cathay Capital, and therefore Mr. Sussman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock directly held by Cathay Capital).
• 104,400 shares of Common Stock (5,220 ADSs) directly held by CIF (Mr. Sussman and Mr. Wolansky each, directly and/or indirectly, own 50% of NCIM, the investment manager for CIF, and therefore Mr. Sussman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock directly held by CIF).

1 For purposes of this Statement, “Common Stock” means all of the ordinary shares of the Issuer, including those underlying ADSs.

Item 5.	Interest in Securities of the Issuer
Subparagraphs (a) and (b) of Item 5 are hereby amended and restated as follows: The following information with respect to the ownership of the Common Stock is provided as of the date hereof:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Cathay Capital Holdings II, L.P. (1)	27,449,860	2.7%	0	27,449,860	0	27,449,860
Cathay Master GP, Ltd. (2)	27,449,860	2.7%	0	27,449,860	0	27,449,860
New China Capital Management, LP (3)	27,449,860	2.7%	0	27,449,860	0	27,449,860
NCCM, LLC (4)	27,449,860	2.7%	0	27,449,860	0	27,449,860
TAM China, LLC (5)	27,449,860	2.7%	0	27,449,860	0	27,449,860
The Cathay Investment Fund, Limited (6)	104,400	0.0%	0	104,400	0	104,400
New China Investment Management, Inc. (7)	104,400	0.0%	0	104,400	0	104,400
PILP (8)	19,983,420	2.0%	0	19,983,420	0	19,983,420
Paloma Partners (9)	7,407,940	0.7%	0	7,407,940	0	7,407,940
Paloma Limited (10)	3,961,180	0.4%	0	3,961,180	0	3,961,180
PPMC (11)	31,352,540	3.1%	0	31,352,540	0	31,352,540
TAM (12)	31,352,540	3.1%	0	31,352,540	0	31,352,540
S. Donald Sussman (13)	84,982,140	8.4%	26,075,340	58,906,800	26,075,340	58,906,800
Paul S. Wolansky (14)	42,271,000	4.2%	14,716,740	27,554,260	14,716,740	27,554,260
Hermann Leung (15)	8,846,520	0.9%	8,846,520	0	8,846,520	0

(1) Cathay Capital is the record owner of 27,449,860 shares of Common Stock.

(2) Cathay GP, as general partner of Cathay Capital, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock directly held by Cathay Capital.

(3) New China, as the investment manager of Cathay Capital, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock held directly by Cathay Capital.

(4) NCCM, as general partner of New China, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock held directly by Cathay Capital.

(5) TAM China, as general partner of New China, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock held directly by Cathay Capital.

(6) CIF is the record owner of 104,400 shares of Common Stock.

(7) NCIM, as the investment manager of CIF, may be deemed to have shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock directly held by CIF.

(8) PILP is the owner of 19,983,420 shares of Common Stock (through Sunrise).

(9) Paloma Partners is the record owner of 7,407,940 shares of Common Stock.

(10) Paloma Limited is the record owner 3,961,180 shares of Common Stock.

(11) PPMC, as a general partner of PILP, special member of Paloma Partners and adviser to Paloma Limited, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock held by PILP (through Sunrise), Paloma Partners and Paloma Limited.

(12) TAM, as a general partner of PILP, managing member of Paloma Partners and trading advisor to Paloma Limited, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock held by PILP (through Sunrise), Paloma Partners and Paloma Limited.

(13)  See Item 3(viii) above for a description of the shares of Common Stock that Mr. Sussman may be deemed to beneficially own.

(14)  The 42,271,000 shares of Common Stock beneficially owned by Mr. Wolansky consist of (i) 14,716,740 shares of Common Stock directly held by Mr. Wolansky, (ii) 27,449,860 shares of Common Stock held directly by Cathay Capital and (iii) 104,400 shares of Common Stock held directly by CIF.  Mr. Wolansky, as the sole member of NCCM, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock held directly by Cathay Capital.  Mr. Wolansky, as the holder of 50% of the outstanding shares of NCIM, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose of or direct the disposition of) the Common Stock held directly by CIF.

(15) The 8,846,520 shares of Common Stock beneficially owned by Mr. Leung consist of (i) 8,826,520 shares of Common Stock directly held by Web-based Securities Limited, the sole shareholder of which is Mr. Leung, and (ii) 20,000 shares of Common Stock directly held by Mr. Leung.

As of the date hereof, no Reporting Person owns any shares of Common Stock other than those set forth in this Item 5.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than the entities identified as holding the Common Stock reported on this Statement) is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Act, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Subparagraph (c) of Item 5 is amended and supplemented to add the following information regarding the trading dates, number of shares of Common Stock purchased or sold, and the price per ADS (each of which represents 20 shares of Common Stock) for all transactions by the Reporting Persons in shares of Common Stock since the filing of the Original Schedule 13D, all of which were brokered transactions:

Name of Reporting Person	Date	Number of Shares Purchased (Sold)	Average Price per ADS
Cathay Capital Holdings II, L.P.	12/29/2011	267,760	$6.79306532
Cathay Capital Holdings II, L.P.	12/30/2011	458,500	$6.86916233
Cathay Capital Holdings II, L.P.	1/6/2012	580,920	$6.90617334
Cathay Capital Holdings II, L.P.	1/9/2012	1,608,040	$6.73320835
Cathay Capital Holdings II, L.P.	1/10/2012	255,540	$6.8143136
Cathay Capital Holdings II, L.P.	1/11/2012	720,280	$6.80804937
Cathay Capital Holdings II, L.P.	1/12/2012	436,000	$6.81975938
Cathay Capital Holdings II, L.P.	1/13/2012	195,360	$6.77957239
Cathay Capital Holdings II, L.P.	1/17/2012	422,200	$6.86196140
Cathay Capital Holdings II, L.P.	2/1/2012	106,000	$7.93183941
Cathay Capital Holdings II, L.P.	2/2/2012	36,000	$7.94513842
Cathay Capital Holdings II, L.P.	2/3/2012	102,000	$7.99039243
Cathay Capital Holdings II, L.P.	2/6/2012	552,000	$7.94207444
Cathay Capital Holdings II, L.P.	2/8/2012	316,000	$8.22779745
Cathay Capital Holdings II, L.P.	2/9/2012	556,700	$8.4194146
Cathay Capital Holdings II, L.P.	2/10/2012	286,000	$8.45982547
Cathay Capital Holdings II, L.P.	2/13/2012	32,000	$8.50
Cathay Capital Holdings II, L.P.	2/14/2012	190,600	$8.49598148
Cathay Capital Holdings II, L.P.	2/15/2012	124,000	$8.47282249
Cathay Capital Holdings II, L.P.	2/16/2012	189,040	$8.4995550
Cathay Capital Holdings II, L.P.	2/17/2012	266,060	$8.47881951
Cathay Capital Holdings II, L.P.	2/23/2012	4,000,000	$8.1075552

32 These shares of Common Stock were purchased by Cathay Capital in multiple transactions at prices ranging from $6.70 to $6.86.  Cathay Capital hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.

33 These shares of Common Stock were purchased by Cathay Capital in multiple transactions at prices ranging from $6.80 to $6.95.  Cathay Capital hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.

34 These shares of Common Stock were purchased by Cathay Capital in multiple transactions at prices ranging from $6.87 to $6.95.  Cathay Capital hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.

35 These shares of Common Stock were purchased by Cathay Capital in multiple transactions at prices ranging from $6.64 to $6.82.  Cathay Capital hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.

36 These shares of Common Stock were purchased by Cathay Capital in multiple transactions at prices ranging from $6.76 to $6.85.  Cathay Capital hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.

37 These shares of Common Stock were purchased by Cathay Capital in multiple transactions at prices ranging from $6.76 to $6.85.  Cathay Capital hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.

38 These shares of Common Stock were purchased by Cathay Capital in multiple transactions at prices ranging from $6.75 to $6.85.  Cathay Capital hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.

39 These shares of Common Stock were purchased by Cathay Capital in multiple transactions at prices ranging from $6.74 to $6.80.  Cathay Capital hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.

40 These shares of Common Stock were purchased by Cathay Capital in multiple transactions at prices ranging from $6.82 to $6.90.  Cathay Capital hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.

41 These shares of Common Stock were purchased by Cathay Capital in multiple transactions at prices ranging from $7.87 to $7.95.  Cathay Capital hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.

42 These shares of Common Stock were purchased by Cathay Capital in multiple transactions at prices ranging from $7.88 to $8.00.  Cathay Capital hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.

43 These shares of Common Stock were purchased by Cathay Capital in multiple transactions at prices ranging from $7.95 to $8.00.  Cathay Capital hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.

44 These shares of Common Stock were purchased by Cathay Capital in multiple transactions at prices ranging from $7.90 to $8.00.  Cathay Capital hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.

45 These shares of Common Stock were purchased by Cathay Capital in multiple transactions at prices ranging from $8.08 to $8.30.  Cathay Capital hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.

46 These shares of Common Stock were purchased by Cathay Capital in multiple transactions at prices ranging from $8.27 to $8.48.  Cathay Capital hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.

47 These shares of Common Stock were purchased by Cathay Capital in multiple transactions at prices ranging from $8.30 to $8.50.  Cathay Capital hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.

48 These shares of Common Stock were purchased by Cathay Capital in multiple transactions at prices ranging from $8.46 to $8.50.  Cathay Capital hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.

49 These shares of Common Stock were purchased by Cathay Capital in multiple transactions at prices ranging from $8.43 to $8.50.  Cathay Capital hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.

50 These shares of Common Stock were purchased by Cathay Capital in multiple transactions at prices ranging from $8.49 to $8.50.  Cathay Capital hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.

51 These shares of Common Stock were purchased by Cathay Capital in multiple transactions at prices ranging from $8.42 to $8.50.  Cathay Capital hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.

52 These shares of Common Stock were purchased by Cathay Capital in multiple transactions at prices ranging from $7.91 to $8.47.  Cathay Capital hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1	Joint Filing Agreement, dated December 29, 2011, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:           February 24, 2012

CATHAY CAPITAL HOLDINGS II, L.P.

By:	Cathay Master GP, Ltd., its general partner

	By:	/s/ Paul S. Wolansky
Name: Paul S. Wolansky
Title: Director

CATHAY MASTER GP, LTD.

	By:	/s/ Paul S. Wolansky
Name: Paul S. Wolansky
Title: Director

NEW CHINA CAPITAL MANAGEMENT, LP

By:	NCCM, LLC, its general partner

	By:	/s/ Paul S. Wolansky
Name: Paul S. Wolansky
Title: Member

NCCM, LLC

By:	Becker Drapkin Management, L.P., its general partner

	By:	/s/ Paul S. Wolansky
Name: Paul S. Wolansky
Title: Member

THE CATHAY INVESTMENT FUND, LIMITED

By:	/s/ Paul S. Wolansky
Name: Paul S. Wolansky
Title: Director

PAUL S. WOLANSKY

By:	/s/ Paul S. Wolansky

HERMANN LEUNG

By:	/s/ Hermann Leung

NEW CHINA INVESTMENT MANAGEMENT, INC.

By:	/s/ Paul S. Wolansky
Name: Paul S. Wolansky
Title: Chairman

TAM CHINA, LLC

By:	/s/ S. Donald Sussman
Name: S. Donald Sussman
Title: Member

PALOMA INTERNATIONAL L.P.

By: Trust Asset Management LLP, its general partner

By: Capital Asset Management, Inc., its managing partner

By:	/s/ S. Donald Sussman
Name: S. Donald Sussman
Title: President

PALOMA PARTNERS LLC

By: Trust Asset Management LLP, its general partner

By: Capital Asset Management, Inc., its managing partner

By:	/s/ S. Donald Sussman
Name: S. Donald Sussman
Title: President

PALOMA INTERNATIONAL LIMITED

By: Trust Asset Management LLP, its general partner

By: Capital Asset Management, Inc., its managing partner

By:	/s/ S. Donald Sussman
Name: S. Donald Sussman
Title: President

PALOMA PARTNERS MANAGEMENT COMPANY

By:	/s/ Michael J. Berner
Name: Michael J. Berner
Title: Executive Vice President

TRUST ASSET MANAGEMENT, LLP

By: Capital Asset Management, Inc., its managing partner

By:	/s/ S. Donald Sussman
Name: S. Donald Sussman
Title: President

S. DONALD SUSSMAN

By:	/s/ S. Donald Sussman